Exhibit 99.1

Yandex Strengthens Senior Leadership Team

Moscow and Amsterdam, the Netherlands, May 19, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today announced the appointment of Svetlana Demyashkevich, former CFO of X5 Retail Group, as Yandex’s Chief Financial Officer and Vadim Marchuk as Chief Operating Officer. Both changes are effective from June 1. Svetlana and Vadim will both report to Deputy CEO Tigran Khudaverdyan.

Yandex also announces that Pavel Vlasov, former Corporate Development Director of Avito, joins Yandex as VP of Corporate Development and M&A and will be reporting to COO Vadim Marchuk.

“We are delighted to further strengthen our senior leadership team with the addition of Svetlana. She brings a wealth of experience in strategic financial management, investor relations and corporate finance and will be an excellent fit as we focus on further improving business efficiency and maintaining a disciplined approach to capital allocation”, said Tigran Khudaverdyan, Deputy Chief Executive Officer of Yandex. “We are also extremely grateful to Vadim for helping to ensure a smooth transition following Greg’s departure. As COO, Vadim will focus on many of our key growth initiatives, including enhancing the customer value proposition of our cross-platform products, as well as the growth of our new verticals, particularly FinTech.”

“Yandex is without a doubt one of the most exciting companies in the market and I am delighted to be joining the team," said Svetlana Demyashkevich. “Looking at the opportunities ahead, I am confident in our ability to build on Yandex's successful track record and maintain its attractive growth profile while continuing to create value for our shareholders.”

“I am excited to take on a new portfolio of responsibilities as COO, including managing key business functions, such as strategy, corporate development and legal functions, as well as developing cross-segment products and services, such as Fintech,” said Vadim Marchuk. “I believe this will help to unlock the full strategic potential of our digital platform.”

Svetlana Demyashkevich has over 20 years of experience in financial management and consulting, primarily in the consumer and banking sectors. Prior to joining Yandex, Svetlana served as Chief Financial Officer of X5 Retail Group for four years, during which time Х5 strengthened its leadership in offline retail, achieved market leadership in e-grocery and went through its digital transformation, while improving its efficiency and returns. Under Svetlana’s leadership, X5 has built one of the most efficient and digitized finance functions among public companies in Russia. Svetlana has also held several senior positions at Alfa-Bank, including head of IFRS reporting, head of Financial Control, Head of IR and more recently Deputy CFO. She was also involved in the activities of the Boards of Directors of several Alfa Group companies.

Vadim Marchuk joined Yandex in 2016 as Vice President of Corporate Development. Over the last five years Vadim has played a key role in all of the company’s strategic decision making and transactions, including capital raising and corporate restructuring. Vadim is a current member of the Boards of Directors of MLU B.V. and Yandex Self Driving Group and a former member of the Board of Directors of Yandex.Market and Yandex.Money. Vadim has more than 15 years of experience in investment banking and consulting, having been a Managing Director at Sberbank Merchant Banking and an Executive Director at J.P. Morgan’s Global M&A Group in New York and London.

Pavel Vlasov joined Yandex from Avito (owned by Prosus), the largest Russian classified platform, where he was responsible for strategy and corporate development. Pavel has 15 years of experience in banking, including at Alfa-Bank and Sberbank. Since 2009, Pavel has held senior management positions in Sberbank, including Senior Managing Director and most recently Advisor to the First Deputy CEO of Sberbank, where he oversaw the strategic investment function and major M&A transactions.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has over 30 offices worldwide, has been listed on the NASDAQ since 2011 and Moscow Exchange since 2014.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru